Gogo Inc.

111 North Canal St., Suite 1500

Chicago, Illinois 60606

July 8, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-3

of Gogo Inc.

File No. 333-226662

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Gogo Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 P.M. (EDT) on July 10, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Matthew E. Kaplan, at (212) 909-7334.

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Very truly yours, Gogo Inc.

By:	/s/ Barry Rowan
	Name:	Barry Rowan
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Acceleration Request]